

February 12, 2010

Mr. Joseph A. Mills
Chief Executive Officer
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Houston, TX 77060

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-33016**
> **Filed January 14, 2010**

Dear Mr. Mills:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please monitor the age of the financial statements that you have incorporated by reference into your filing. See Rule 3-12 of Regulation S-X.

2. Please advise us how you intend to comply with the registration requirements of the Securities Act in connection with the following transactions:

  - the issuance of your common units to Eagle Rock Holdings, L.P. in connection with the option to acquire the limited liability company interests of Eagle Rock Energy G&P, LLC and the limited partner interests of your general partner; and

- the issuance of your common units to Eagle Rock Holdings, L.P. in connection with the transaction fee.

3.   We note that you have incorporated certain disclosure into your proxy statement from your Form 8-A that you filed on September 12, 2006, including the description of your common units and cash distribution policy prior to the effectiveness of the amended and restated partnership agreement. However, it does not appear that such disclosure was provided in such Form 8-A. Please advise.

Summary, page 1

4.   Please disclose in this section all material changes that you are proposing to make to your partnership agreement and your cash distribution policy in connection with the recapitalization and related transactions.

The Recapitalization and Related Transactions, page 94

5.   We note your statement at page 94 that the description of the material information about the recapitalization and related transactions is qualified in its entirety by reference to the more detailed annexes to the proxy statement. Please ensure that you have disclosed all material information about the recapitalization and related transactions in your proxy statement, and revise your filing to remove any implication that you have not done so.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas McWilliams
        (713) 615-5725